KC Low Volatility PutWrite-CallWrite Q Fund
Kestenbaum Capital, LLC
4/3/2024
Exhibits
M. Rule 12b-1 Plan

Under the provisions of Rule 12b-1 of the Investment Company Act of 1940, fund companies are empowered to serve as distributors of their own shares, with flexibility to levy a fee aimed at covering distribution and marketing expenses. In adherence to Rule 12b-1, the Fund has instituted a comprehensive plan enabling the payment of distribution and marketing fees pertaining to the sale and promotion of its shares.
As a strategic initiative to broaden the Fund's reach among potential investors, the Fund aims to judiciously invest the proceeds from the 12b-1 fee to increase the exposure of the Fund. This strategic investment is designed to augment the Fund's AUM by attracting new investors. The overarching goal is to optimize and increase efficiencies of scale in order to eventually and permanently lower the Fund's management fees.
The Fund's 12b-1 fee is established at an annual rate of 0.25% of the Fund's AUM. The accrual of 12b-1 expenses from the Fund's AUM takes place on each trading day, computed using the formula:
AUM * 12b-1 Annual Fee/252
The Fund's 12b-1 expenses will accumulate on a daily basis (trading day basis) and will be calculated using the daily AUM. 12b-1 expense accruals are taken out of the Fund's AUM and are represented by a lower Net Asset Value (NAV) for the investor. Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.
The Fund's 12b-1 fee is reviewed and assessed on an annual basis. With shareholder and board approval, the Fund may adjust the fee percentage under certain conditions, such as significant changes in AUM, distribution strategy, or regulatory requirements.
As part of the Fund's 12b-1 plan, the Fund is committed to utilizing the proceeds of the 12b-1 fee to maintain a separate account to pay for distributing and marketing materials designated as the "12b-1 Account".
The assets in the Fund's "12b-1 Account" will be used exclusively for distribution and marketing expenses, including, but not limited to, advertising efforts, printing and delivering prospectuses to potential efforts, and compensating future third-party distributors. Any value not currently being used to finance the Fund's advertising and distribution efforts will remain in the Fund's "12b-1 Account" where it could potentially grow.
The total value of the Fund's "12b-1 Account" will determine the operating budget of the Fund's marketing and distribution operations. The Fund currently does not have any active distribution agreement with a third-party distributor nor has the Fund begun any marketing operations, therefore the Fund does not yet have a specific dollar amount it expects to invest in marketing and distributing activities.
The Fund's commitment to communication involves updates to investors regarding the purpose and impact of 12b-1 fees. Any information regarding the status of the "12b-1 Account's" balance in terms of account value, purchases and redemptions of shares will be available upon shareholder request by contacting KestenbaumCapital@gmail.com. Similarly, information regarding marketing and distribution expenses taken from the "12b-1 Account" will also be available upon shareholder request. Furthermore, any transactions involving capital gained from the redemption of shares from the "12b-1 Account" will be reported to shareholders in the Fund's annual shareholder report. Periodic reports are furnished to shareholders, enhancing transparency regarding the utilization of these fees and their effects on Fund expenses.
The Fund conducts an annual review of its "12b-1 Account" to assess any remaining expenses that were not covered during the previous year. The accumulated assets in the "12b-1 Account" from the prior year will be carefully considered. Depending on the available funds in the "12b-1 Account", these assets will be either reinvested into the next year's 12b-1 budget for marketing and distribution expenses or, if deemed appropriate, distributed back to the Fund's investors in the form of dividends. This approach ensures a diligent management of the "12b-1 Account" to optimize its use for the benefit of the Fund and its investors.
The Fund's 12b-1 plan has received approval through a vote of the Fund's interested and non-interested directors. Any changes to the 12b-1 plan will undergo thorough review and approval by the board of directors. Shareholder approval is sought for any modifications that materially impact the operation, objectives, or transparency of the plan, ensuring alignment with investor expectations. Such modifications include adjustments to the 12b-1 fee percentage, changes in regulatory requirements affecting the use of 12b-1 fees, or the termination of the Fund's 12b-1 plan.
The Fund's 12b-1 plan will continue in effect only if specifically approved at least annually by the Fund's board of directors (interested and non-interested members) and shareholders via a majority vote of the Fund's outstanding share. Significant plan amendments require approval from both interested and non-interested members of the board.
The Fund's 12b-1 plan is subject to termination through a majority vote either by the non-interested members of the board or by the majority of outstanding voting securities.
As the Fund is yet to begin its investing operations, it has not yet accrued any funds from the Fund's 12b-1 fees.
As of the date of this plan, the Fund does not currently participate in joint distribution activities with another series or investment company. The plan will be updated promptly to reflect any changes in this regard.
No interested or non-interested director of the Fund has a direct or indirect financial interest in the operation of the Fund's 12b-1 plan.